EXHIBIT 99.1

NYSE Suspends Trading of Tricom ADSs

SANTO DOMINGO, Dominican Republic, May 11— Tricom, S.A. announced today that the New York Stock Exchange, Inc. (NYSE) has determined to suspend trading and pursue delisting of the Company’s American Depositary Shares (ADSs), ticker symbol TDR. The NYSE reached its decision following the Company’s financial restructuring update announcement on May 6, 2004.

The Company believes that its ADSs may be quoted on the OTC (over-the- counter) Bulletin Board (“OTCBB”) within the next several days. The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in OTC equity securities. More information about OTCBB can be found at www.otcbb.com. The Company intends to issue a press release when such trading commences.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net.

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, including devaluation of the Dominican peso, the effect of the Company’s default on its indebtedness, the inability to reach an agreement with our creditors on a restructuring plan, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.